April 20, 2021

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ProFunds (the “Trust”) (File Nos. 811-08239 and 333-28339)

Dear Mr. Ganley:

On February 12, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 118 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 120 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of reflecting material changes to the principal investment strategy of the ProFund VP Consumer Services, ProFund VP Large-Cap Growth, ProFund VP Real Estate, and ProFund VP Utilities (each a “Fund” and, collectively, the “Funds”) as well as to add disclosure that relates to this investment strategy change.

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

Prospectus

Fees and Expenses of the Fund

1.

Comment:Footnote 1 to the fee table indicates that expenses can be recouped within five years of the contractual fee waiver period. Please provide the rationale for using a five year versus a three year expense reimbursement/recoupment period.

Response:	There was a clerical error in the footnote disclosure and the recoupment period is three years and not five. The Trust will correct this in the B-Filing.

Principal Investment Strategies

2.	Comment:The Rule 35d-1 / 80% test should appear in the front of the prospectus in the summary section as opposed to the Item 9 disclosure.

Response:The Trust prefers to keep the Rule 35d-1 disclosure as it is.  The Trust will, however, continue to evaluate the specificity of the disclosure of the Rule 35d-1 names policy for each Fund as part of a future annual update.

3.

Comment:Please provide more details on the Index. For example, do Index constituents have 50% of their revenues relating to the Index (i.e., consumer services) or is there another test they  may need to satisfy for inclusion in the Index.

Response:

For the S&P Dow Jones Indices, the index provider constructs these indices by categorizing the constituent stocks of the parent index (e.g. Dow Jones U.S. Index) into industries, supersectors, sectors and subsectors, as defined by a proprietary classification system used by S&P Dow Jones Indices. As such, the Trust has not added further disclosure and is not aware of other Funds designed to track the same or similar sector indices that have added additional disclosure in terms of revenue.

4.

Comment:Please provide additional information or characterization of the Index. For example, is it market cap weighted or an equal weighted index? Consider also providing information such as the number of companies included in the Index and the market cap range of the Index as of a recent date as well as how often it is either rebalanced or reconstituted.

Response:The Trust has not typically provided in the registration statement the market capitalization range of an index or the number of index constituents for several reasons: (i) the information is not required by Form N-1A; and (ii) the information may fluctuate during the course of the year and, consequently, a point in time measurement may be confusing and misleading to investors.  The Trust will, however, provided additional disclosure on the indices as described below:

ProFund VP Consumer Services – The Trust has added the following: “The Index is a market cap weighted index that is updated in March, June, September, and December.”

ProFund Large-Cap Growth – The Trust has added the following: “The Index is updated in March, June, September and December.”

ProFund VP Real Estate – the Trust has added the following: “The Index is a market cap weighted index that is updated in March, June, September, and December.”

ProFund VP Utilities – the Trust has added the following: “The Index is updated in March, June, September, and December.”

5.

Comment:In regard to each of the ProFund VP Consumer Services, ProFund VP Real Estate, and ProFund VP Utilities, it is the Staff’s view that the indices tracked by those Funds are not appropriate “broad-based securities market index” as required by Item 27(b)(7) of Form N-1A so as to allow the funds to rely on the Stradley-Ronon no-action letter (June 24, 2019) relief that refers to a  “broad-based securities market index.” Further, consider whether some form of “non-diversified” risk should be added to the disclosure relating to these three Funds in the event their respective indices trend non-diversified.

Response:

As discussed with the Staff, we respectfully disagree with the Staff’s position. Nevertheless, the Trust has determined it will not rely on the no-action letter at this time and will continue to manage these Funds as diversified funds.  The Trust will remove the disclosures relating to the no-action letter from the Prospectus and SAI for the three Funds noted. The Trust will consider where it is appropriate to add some additional form of “non-diversified” risk disclosure for these three Funds.

6.

Comment:In regard to the Large-Cap Growth Fund, the disclosure notes that the Fund’s Index was concentrated in the information technology group but does not include specific information technology risk in the summary prospectus. The Fund does, however, include “Concentration and Focused Investing” risk. Please consider adding information technology risk to the summary section.

Response:In response to prior comments to reduce risk disclosure in the summary section, the Trust, working with its portfolio management team and guidance from outside counsel, developed and implemented the risk disclosure methodology it uses today. Generally, for non-sector funds, this approach includes noting if a Fund’s Index is concentrated in a particular industry and, if so, providing “Concentration and Focused Investing” risk disclosure in the summary section. For example, the Trust discloses under Principal Investment Strategies in the summary section that as of December 30, 2020 the Index was concentrated in the information technology industry and focused in the consumer discretionary industry. To provide investors with information regarding the risks of concentration and focused investing, the Principal Risks in the summary section include an explanation of what concentration and focus investing means, as well as a discussion of the impact of concentration and focused investing may have on the Fund. Specifically, the summary risk disclosure indicates that the Fund may be subject to greater market fluctuation, the Fund may experience underperformance as compared to more broadly diversified funds, and the financial, economic, business, regulatory conditions and other developments that impact the industries in which the Fund concentrates or focuses will have a greater impact on the Fund. Detailed disclosures related to the specific financial, economic, and regulatory conditions that may impact a particular industry or sector is included in the Item 9 disclosure in the statutory prospectus. As such, the specific risks relating to “information technology” and “consumer discretionary” appear in the Item 9 disclosure.

The Trust will re-visit the risk methodology disclosure in a future annual update.

7.	Comment:In regard to the ProFund VP Real Estate, please consider revising the concentration discussion below to reflect that the Index is concentrated in real estate.
“As of December 31, 2020, the Index was not concentrated in an industry group, but was focused in the banks and diversified financials industry groups.”

Response:This was a clerical error in that Real Estate was not included in the disclosure. The Trust will correct this in the B-Filing.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProFund Advisors LLC

Director, Counsel

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